UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41834

GLOBAL MOFY AI LIMITED

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement and Unregistered Sale of Equity Securities.

On October 13, 2024, GLOBAL MOFY AI LIMITED (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with several accredited investors (the “Purchasers”) for a private placement (“PIPE Offering”) of (i) 5,000,000 Class A ordinary shares (the “Shares”), par value $0.000002 per share (the “Ordinary Shares”), ; (ii) zero pre-funded warrants (“Pre-Funded Warrants”) to purchase a Class A Ordinary Shares at an exercise price of $0.0001, and (iii) 10,000,000 warrants to purchase an aggregate of 10,000,000 Ordinary Shares at an exercise price of $3.00 per Ordinary Share, subject to adjustment (the “Ordinary Warrants”, together with the “Pre-funded Warrants”, the “Warrants”). The purchase price of each Share and two Ordinary Warrants is $0.5, and the purchase price of each Pre-Funded Warrant and two Ordinary Warrants is $0.5 less the nominal remaining exercise price of $0.0001 for such Pre-Funded Warrant. The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties.

The net proceeds from the PIPE Offering, before deducting offering expenses, are approximately $2,500,000 (assuming the Ordinary Warrants are not exercised). The Company intends to use the net proceeds from the PIPE Offering to provide financing for its generative AI platform, general research and development, administrative expenses, talent acquisition, and working capital needs.

Pre-Funded Warrants

The Company offered Pre-Funded Warrants to the Purchaser in lieu of the Shares for those Purchasers whose purchase of Shares in the PIPE Offering would have resulted in such Purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of the Purchaser, 9.99%) of our Class A ordinary shares immediately following the consummation of the PIPE Offering. The Pre-Funded Warrants may be exercised commencing on the issuance date and do not expire. The Pre-Funded Warrants are exercisable for cash; provided, however that they may be exercised on a cashless exercise basis. The holder of a Pre-Funded Warrant will not be deemed a holder of our underlying Class A ordinary share until the Pre-Funded Warrant is exercised.

Ordinary Warrants

The Company has agreed to issue to the Purchasers 10,000,000 Ordinary Warrants to purchase 10,000,000 Class A ordinary shares, subject to adjustment. The Ordinary Warrants have an exercise price of $3.00 per share, subject to adjustment, will become exercisable upon issuance and will expire five years from their initial date of exercise.

The Ordinary Warrants are exercisable for cash; provided, however that they may be exercised on a cashless exercise or an alternate cashless exercise basis if, at the time of exercise, there is no effective registration statement registering, or no current prospectus available for the resale of the Ordinary Shares issuable upon exercise of the Warrants.

Registration Rights

The Company has also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) to file with the U.S. Securities and Exchange Commission a registration statement covering the resale of all of the Shares and the Class A ordinary shares issuable upon exercise of the Warrants under the Registration Rights Agreement.

The securities sold in the PIPE Offering were sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder. The Purchaser are accredited investors that have purchased the securities as an investment in a private placement that did not involve a general solicitation. The Class A ordinary shares to be issued upon conversion of the Warrants have not been registered under the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or an exemption from the registration requirements. This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, the Ordinary Warrant, the Registration Rights Agreement and the Pre-Funded Warrant, forms of which attached hereto as Exhibits 10.1. 10.2, 10.3, and 10.4, respectively, each of which are incorporated herein by reference.

Other Events.

The Company issued a press release filed herewith on October 15, 2024. The materials attached as Exhibits 99.1 are incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement dated October 13, 2024.
10.2	Form of Ordinary Share Purchase Warrant.
10.3	Form of Registration Rights Agreement
10.4	Form of Pre-Funded Ordinary Share Purchase Warrant.
99.1	Press release dated October 15, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL MOFY AI LIMITED

Date: October 15, 2024	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, and a director

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